Exhibit (a)(8)

Air Products and Chemicals, Inc.		John E. McGlade
7201 Hamilton Boulevard		Chairman, President and
Allentown, PA 18195-1501		Chief Executive Officer
Tel 610-481-6597
Fax 610-706-5310	17 December 2009
E-mail mcgladje@airproducts.com

Mr. Peter McCausland

Chairman, President and CEO

Airgas, Inc.

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

Dear Peter:

I am writing in response to your letter of December 8th, and to reiterate Air Products’ continued strong interest in a business combination with Airgas. We believe this combination has a very compelling strategic and industrial logic that will create substantial value for our respective shareholders and excellent opportunities for the employees and customers of both companies.

In a demonstration of our good faith and to facilitate productive discussions between the two companies, Air Products hereby increases its offer to acquire all of Airgas’ outstanding shares to $62 per Airgas share. This represents a material increase of $2 per share over our previous offer of $60 per share and a 33% premium to Airgas’ closing price of $46.70 on December 17, 2009.

In your letter, you expressed the view that Air Products is using an unattractive currency for this transaction. While we disagree with this view, our original proposal of an all-stock deal was designed to allow the Airgas shareholders the opportunity to participate fully in the expected appreciation of Air Products’ stock as the synergies of the combined companies are realized. It also provided the potential for a tax benefit by deferring capital gains. As you find an all-stock transaction unattractive, we are prepared to revise our offer to your shareholders by providing a substantial portion of the purchase price in cash. Specifically, we are prepared to offer cash for up to half of the $62 per Airgas share we are offering. As I related to you in our previous conversations, it has always been Air Products’ intention to buy back a substantial number of shares after closing the transaction. We are committed to a robust capital structure that will ensure the combined entity has a stronger financial profile than Airgas has today at a time when access to capital remains crucial to operations and a concern of many shareholders.

You also raised the issue of the relative stock appreciation of our respective companies, mentioning that the Airgas share price appreciation has been significantly greater than that of Air Products. While stock price appreciation is

Mr. Peter McCausland

17 December 2009

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one measure of shareholder value, dividends are another important measure that must be considered as they return cash directly to the shareholders. Air Products has consistently outperformed Airgas in dividend yield. We believe the appropriate measure to consider is total shareholder return, combining both stock price appreciation and dividends paid. On this basis, the table below demonstrates that Air Products has consistently outperformed Airgas over recent history.

Annual Total Shareholder Return (Year End ) 30 November
	One Year	Three Years
ARG	32%	4%
APD	79%	9%

We believe we can build on the successful returns we have provided to our respective shareholders by combining our two companies which will unlock significant synergies and create substantial additional shareholder value.

With respect to your comments on Air Products’ ability to manage a packaged gas business, you certainly are aware we have a substantial business and set of capabilities in Europe and Asia. To your point on our decision to sell our U.S. business to you in 2002, I believe you know that was based on our belief that to be successful in this business one needs to have significant size and scale; something our U.S. packaged gas business lacked at that time. Airgas, over the last number of years, has created through acquisitions a very successful business in the United States that today does have the necessary size and scale. That is why we are so enthusiastic about a combination of Air Products and Airgas. The collective management team would possess world-class expertise across all modes of supply that we believe would create the premier industrial gas company in the world.

You also raised concerns about potential regulatory issues. As I outlined at our initial meeting, we have carefully studied this issue and, as I recall you agreed during the meeting, there are remedies that are limited in nature, not material to the proposed transaction and unlikely to slow the process in any way. We are willing to take the necessary steps to address these potential issues and believe there are a number of credible buyers for the businesses and facilities that would be in question. We also do not believe the BOC transaction you referenced has any relevance to this proposed combination. The BOC concerns were focused on the bulk and tonnage businesses resulting in substantially greater overlap with Air Products. We would be happy to share the results of our analysis and discuss our findings in this area when we meet.

The last point you raised in your letter was a concern that our legal advisor, Cravath, Swaine and Moore, and our financial advisor, JPMorgan, allegedly have

Mr. Peter McCausland

17 December 2009

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conflicts of interest preventing them from representing us in this matter. We take conflicts very seriously and accordingly made certain before we hired these firms as our advisors that they had no conflicts in their ability to advise Air Products in a merger with Airgas.

Peter, I am disappointed that your letter took the extreme position of not engaging further with us to explore the value that this combination could create for both sets of shareholders, employees and customers. This is especially hard to understand since, in our meeting on 15 October, you acknowledged that a combination of our two companies had compelling strategic and industrial logic.

We continue to believe that the industrial logic is extremely compelling and would result in significant value creation. This combination would create the largest industrial gas company in North America and the third largest industrial gas company in the world, the result being a geographically diverse, full service business with world class skills in all three modes of supply — packaged gases, liquid bulk and tonnage. This transaction provides a unique combination of complementary skills and strengths that we are certain will result in greater value than any other transaction that is possible in the industrial gas industry.

In that regard, Air Products brings the following strengths to a combination with Airgas:

•	An extensive global presence and infrastructure that will accelerate the expansion of Airgas’ packaged gas business outside of the United States.

•	A liquid bulk plant network both within and outside of the United States that can readily supply the packaged gas business with its principal products.

•	World class industrial gas application skills that will enable the growth and expansion of the customer base.

•	A significant European packaged gas business and a growing Asian packaged gas business that can benefit from the extensive knowledge of Airgas’ operations.

•	An extensive tonnage gas business around the world that will support growth with a low-cost source of liquid gas supply.

•	Extensive engineering skills that can execute capital projects on time, on budget, and at a low cost from all three regions.

•	Extensive process plant operation skills that support a low-cost position underpinning product supply.

•	Over seven years of SAP experience, with a single instance installed including within our packaged gases.

Mr. Peter McCausland

17 December 2009

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We believe the strengths Airgas brings to this transaction are:

•	The most extensive sales coverage of any industrial gas company in the United States which will enable us to sell our applications more broadly to a wider customer base.

•	Extensive packaged gas skills that, when combined with Air Products’ expertise, will create the best set of packaged gas skills of any industrial gas company.

•	Extensive distribution expertise across the packaged gas and micro bulk landscape.

•	A complementary supply source for our liquid bulk business, including additional distribution points that will enable us to grow faster and achieve lower costs.

•	Extensive acquisition execution and integration skills that will enable us to grow our packaged gas business worldwide by effectively buying smaller distributors.

The value of these combined strengths results in improved costs, margins, returns, growth and cash generation. We believe the combined company should be able to achieve 1% to 2% greater growth than the respective companies could do individually. We also see an entity with a lower cost structure, thereby enabling us to achieve this growth at superior returns. The integrated platform of the new company will allow it to capture economies of scale from its extensive engineering, operations and back office capabilities, with a much greater customer reach and ability to provide better overall service. The increased cash flow and capital access also allow the company to fund greater growth opportunities globally. All of this should result in a higher valuation multiple than either company has achieved on a standalone basis.

In discussions we have had, you said you believe the timing of this transaction is premature. We do not share that belief. We believe the timing for this combination is excellent. The economy is just beginning to emerge from recession which will enable us to take advantage of economies of scale and to achieve the synergies more easily. Airgas is in its initial stages of implementing SAP where Air Products’ expertise could greatly facilitate the implementation of SAP. Finally, you have told me of your international growth aspirations which our global infrastructure would enable to happen faster and better. Airgas would spend significant time and cost trying to develop that infrastructure on its own. It makes no sense to do that when we have the infrastructure available to you. We believe waiting will only erode these advantages and may make the combination less attractive in the future.

To reiterate, we are fully committed to proceeding with this transaction and we very much want to move forward with you to explore the combination. This is a

Mr. Peter McCausland

17 December 2009

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serious and well thought out proposal. If you believe there is incremental value above and beyond our increased offer, we stand willing to listen and to understand your points on value with a view to sharing increased value appropriately with the Airgas shareholders. It is our opinion, however, that the benefits of a letter writing campaign between the two companies have been exhausted. Our teams should meet at this point in the process to move forward in a manner that best serves the interest of our respective shareholders. To that end, we and our advisors are formally requesting to meet with you and your advisors as soon as possible to explore additional sources of value in Airgas and to move expeditiously to consummate a transaction. We believe a consensual discussion of a combination among our two teams will permit the parties to control the process in a manner that advantages both parties’ shareholders.

We expect you will review this proposal with your Board of Directors and any special committees of your Board as soon as possible, and look forward to serious discussions regarding our proposal between the companies and our advisors. If you would like to discuss any aspect of this proposal, please contact me directly.

Very truly yours,

/s/ John E. McGlade
John E. McGlade
Chairman, President and Chief Executive Officer

c:	Douglas Braunstein

Rodney Miller

George Sard

John D. Stanley, Esq.

James C. Woolery, Esq.